UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE-MONTH PERIOD ENDED DECEMBER 31, 2012

On March 1, 2013, the registrant issued a press release pertaining to its results of operations for the three-month period ended December 31, 2013. Attached hereto is a copy of the press release. The financial and operational information contained in the press release is based on unaudited condensed consolidated financial statements presented in Chilean pesos and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By	/s/ Juan Manuel Parada
	Name:	Juan Manuel Parada
	Title:	Chief Financial Officer

Date: March 4, 2013

www.cencosud.cl

cencosud

Cencosud S.A.

(NYSE: CNCO)

Fourth Quarter 2012 Conference Call

Scheduled for:

Tuesday, March 5, 2013

02:00 p.m. Santiago / 12:00 p.m. Eastern time

You are invited to participate on a conference call with Cencosud S.A. (NYSE: CNCO), to discuss the Company’s results for the fourth quarter ended December 31, 2012, which will be reported on Thursday, February 28, 2013. Juan Manuel Parada, CFO, Pablo Castillo, Supermarket Corporate Manager and Marisol Fernandez, IR Manager, will host the call on Tuesday, March 5, 2013. Remarks will be followed by a question and answer period.

Please use the following link to pre-register for this conference call. Callers who pre-register will be given a unique PIN to gain immediate access to the call and bypass the live operator. You may pre-register at any time, including up to and after the call start-time.

To pre-register please go to:

http://services.choruscall.com/DiamondPassRegistration/register?confirmationNumber=10025893&linkSecurityString=1fc82f5c4b

To participate on the day of the call, dial +1(866) 652-5200 or +1(412) 317-6060 approximately ten minutes before the call and tell the operator you wish to join the Cencosud Conference Call.

To listen to a live broadcast of the call over the Internet or to review the archived call, please visit http://www.cencosud.com/inversionistas/

The archived version of the webcast and a telephone replay of the conference call will be available at approximately 04:00 p.m. Santiago / 02:00 p.m. Eastern time until April 5, 2013. Callers can access the telephonic replay by dialing +1 (877) 344-7529 or +1 (412) 317-0088 and utilizing the pass code 10025893 when prompted.

Thank you for your interest.

For additional information please contact:

Marisol Fernandez	Natalia Nacif
IR Manager	IR Analyst
Phone +562 2959 0545	+562 2959 0368

Email ir@cencosud.cl

Website www.cencosud.com

cencosud

Corporate Communications

Phone	+562 2959 0024
Email	andrea.brajovic@cencosud.cl

Fourth Quarter 2012

Revenues rose 18% YoY (27% in USD)

EBITDA grew 16% (26% in USD) YoY

Consolidated Colombia Supermarkets in December 2012

• Cencosud revenue increased 18% YoY (27% in USD), with the consolidation of Prezunic and Johnson earlier in the year, and Colombian Supermarkets in December.

• The Company reported positive Same Store Sales (SSS) in every division and country (except Easy Colombia). Moreover, Cencosud opened 87 new stores in 2012, adding 10% of selling space.

• Operating Income totaled CLP 222,318 million, up 20% (30% in USD) versus 4Q11.

• EBITDA was CLP 247,182 million, up 16% YoY (26% in USD). Higher EBITDA was mainly explained by improved results in the Supermarket division, as well as higher results from the Department Store and Financial Service divisions.

• Net income increased 17.1% YoY (+26.7% in USD) versus 4Q11, reaching CLP 112,319 million reflecting an increase in operating income as well as lower taxes, partially offset by higher financial expenses and losses from foreign exchange variations.

• In October, the Company entered into a stock purchase agreement to acquire the second largest supermarket player in Colombia. The acquisition included 72 hypermarket stores, 16 convenience stores, four cash and carry stores and gas stations adding 444,000 sqm of selling space. Takeover of the operation was on December 1, 2012.

• In December 2012, Cencosud issued USD 1.2 billion of debt in the international market in a highly successful deal (oversubscribed around 8 times) and a lower spread than the USD 750 million bond issued in January 2011.

The coupon rate was 4.875% versus 5.5% for the 2011 issuance.

cencosud

www.cencosud.cl

cencosud

Contents

Financial Highlights Q4 2012	3
Financial Highlights – Full Year 2012	4
Cencosud Key Events for 4Q12	4
Retail Market Commentary	5
Financial Results	7
Overview Q4 2012	7
Consolidated Performance	8
Analysis by Business and Country	14
Capex	22
Balance Sheet Summary	23
Debt Amortization Schedule (USD million)	23
Cash Flow Summary	25
Forward Looking Statements	26
Reconciliation of Non-IFRS Measures to (Profit/Loss)	34

Financial Highlights Q4 2012

• Cencosud revenue increased 18% YoY, with the consolidation of Prezunic and Johnson, one month of consolidation of the supermarket operations in Colombia, positive SSS in every division and country (except Easy Colombia) and the opening of 87 new stores versus 4Q11.

• Operating Income1 in 4Q12 totaled CLP 222,318 million, up 20% from 4Q11 primarily from improved operating income from the Supermarket, Financial Service and Department Store divisions.

• Net income increased 17% versus 4Q11, reflecting higher operating income as well as lower taxes, partially offset by higher financial costs and losses from foreign exchange variations.

• The Company reported EBITDA2 of CLP 247,182 million, up 16% YoY on improved results from the Supermarkets, Department Stores and Financial Services operations.

• The Paris department stores’ EBITDA margin was 9.5% in 4Q12 contributing CLP 23,378 million.

1On March 21 2012 the Chilean Superintendency of Securities and Insurance, “Superintendencia de Valores y Seguros” or SVS, published a new model presentation of financial Statements 2012, where Operating Results now includes Other Income by function.

2Please see “Reconciliation of Non-IFRS measures” starting on page 33 for a reconciliation of EBIT, EBITDA and Adjusted EBITDA to Profit/Loss. EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes. EBITDA is defined as EBIT plus depreciation and amortization expense. Adjusted EBITDA represents EBITDA as further adjusted to reflect foreign exchange differences, increases (decreases) on revaluation of investment properties and gains or (losses) from indexation. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of revenues.

www.cencosud.cl

cencosud

Financial Highlights – Full Year 2012

• The Company’s consolidated revenues increased 20.3%, mainly due to 157 new stores, including 31 supermarkets belonging to the acquired Prezunic chain (Brazil) and 39 new Department Stores from the acquisition of Johnson.

Revenues from Supermarkets increased 21.3%, primarily due to the consolidation of Prezunic, the net opening of 78 stores, and positive SSS figures in Chile, Argentina and Peru. Supermarket revenues include one month of consolidation of our supermarket operation in Colombia.

Home Improvement revenues increased 12.1%, primarily due to a positive SSS in Argentina and Chile.

Revenues in the Department Store division increased 28.3%, primarily due to an increase of 5.3% in SSS and 4 new store openings, as well as the consolidation of Johnson.

Revenues of Shopping Centers increased 27.5%, primarily due to the opening of four shopping centers and higher occupancy rates.

Revenues from the Financial Services segment increased 5.4%, as a result of larger loan portfolios in Argentina and Peru.

• EBITDA for the full year rose 10.4% to CLP 726,361 million, driven by a 6.3% increase in supermarket EBITDA and a 26.5% increase in Shopping Center EBITDA.

• Cencosud recorded a non-operating loss of CLP 225,867 million in 2012 due to higher financial costs related to acquisitions, partially offset by lower losses from foreign exchange variations and indexation units.

• Net income was CLP 272,809 million for the year 2012, a 4.2% decrease versus 2011 mainly because of higher financial costs and losses from indexation units partially offset by the increase in operating income as well as lower taxes.

Cencosud Key Events for 4Q12

• On October 18, 2012, the Company entered into a stock purchase agreement to acquire Carrefour’s operations in Colombia, including 72 hypermarket stores, 16 convenience stores, four cash and carry stores and gas stations, as well as a substantial land bank. Net sales for the acquired stores in 2011 totaled €1,668 million (including gasoline sales). The stores acquired are located in nine of the ten largest cities in Colombia, the second most populous country in South America with solid macroeconomic prospects. The acquisition would make Cencosud the country’s second-largest supermarket operator and consolidate the Company’s position as a leading retailer in Latin America, with a pan-regional footprint.

a. To finance this acquisition, Cencosud entered into a US$2.5 billion, 18-month, Bridge Loan Facility with JPMorgan Chase. The Company refinanced this Bridge Loan Facility with an international bond offering in an aggregate principal amount of US$1.2 billion and a capital increase of up to US$1.5 billion which started its preemptive rights period on February 12 and will conclude on March 14, 2013.

www.cencosud.cl

cencosud

b. After the refinancing of the Bridge Loan Facility and subject to market conditions, Cencosud expects to be able to achieve a level of net debt to EBITDA in the next 12 months in the range of 3x.

• As of December 31, 2012 the Ownership Structure of the Company was:

21.0%

0.9%

17.3%

60.8%

Controlling Family

Pension Funds

ADS

Others

Retail Market Commentary

Chile

In Chile, Cencosud’s largest market, consumer confidence continued its upward trend, with the IPEC consumer confidence index (IPEC, Indice de Percepcion de la Economia published by Adimark) reaching 58.1 points in December, the 7th straight month with results higher than 50 points. This trend reflects Chile’s positive GDP growth, dynamic labor market and real wage increases. Central bank figures continue to show resilient economic growth, forecasting GDP to expand 4.8% in 2013 while inflation expectations have remained anchored within the bank’s target, around 3% per year. This positive sentiment has trickled down to the retail sector, with supermarket sales, as measured by the ISUP index (ISUP, Indice de Ventas de Supermercados) posting gains of 12.8% YoY in December 2012 in real terms.

Chilean revenue rose 16% year-on year, and accounted for 41% of consolidated revenue for the 4Q12. This was achieved through both new openings and organic growth, with Cencosud opening the Costanera Center shopping mall in June 2012 and the Portal Osorno shopping center in July 2012, and SSS growing in every division.

Argentina

Economic growth in South America’s third largest economy continued to lag in the last quarter of 2012. GDP growth in the first nine months of 2012 as measured by INDEC (Instituto Nacional de Estadistica y Censos) was 2.1%. According to the same source inflation for the period stood at

www.cencosud.cl

cencosud

10.8%. Private estimates differ from these findings and place inflation for 2012 at around 25% and have a lower GDP number. Supermarket sales posted resilient results as per INDEC with a 14.1 % YoY growth in December 2012.

Cencosud had a SSS growth in 4Q12 of 19.5% in home improvement and a 15.9% in supermarkets with gains in average nominal ticket in both segments.

The Company’s operations in Argentina accounted for 25.5% of consolidated revenues for the quarter and displayed an increase of 0.3% QoQ in CLP.

Brazil

The government of Brazil, the largest economy in Latin America, has provided support to its economy in the shape of several pro-growth policies, many of which target the consumer directly. According to data from IBGE (Instituto Brasileiro de Geografira e Estatistica), retail sales for the year rose 9.5% for the extended retail sector. At the same time, Brazilian economic growth in the second half of the year is thought to have slowed, while consumer confidence fell in each month of the final quarter, according to private research institute Fundacão Getulio Vargas. Looking ahead to 2013, economists surveyed by Brazil’s Central Bank in February 2013 forecast growth rising to 3.1% in 2013.

Gbarbosa & Bretas posted a nominal SSS growth of 0.5% in nominal BRL terms as the average nominal ticket increased by 6% partially offset by a SS ticket decline of 5.2%. As a positive note Prezunic, Cencosud’s flagship in the State of Rio de Janeiro showed an SSS expansion of 8.4% in 4Q12 and accumulated growth for full year 2012 of 9.2%.

Cencosud’s operations in Brazil accounted for 20% of consolidated revenues for 4Q12. Revenue for the country increased 26% in 4Q12 vs. 4Q11.

Peru

Peru continues to show a healthy economy and retail sector, with Consumer Confidence as measured by APOYO Consultoria hitting 58 points in December, its highest level in all 2012. In 2013, market surveys conducted by the Central Bank show that economic growth is expected to be 6.2%.

In keeping with the performance in Chile and Argentina, the Company’s Peruvian supermarket operation posted positive SSS of 2.8%, driven by a higher average ticket (2%). The operations in Peru represented 8.1% of consolidated revenues in 4Q12 growing 6% in the period.

Colombia

Colombia has posted sound growth for the first nine months of the year, posting gains of 9.83%, 8.42% and 4.73% respectively for Q1, Q2 and Q3 according to the Colombian Central Bank. Retail sales in large outlets like supermarkets benefited from this positive performance posting and expansion of 7% in 3Q12 on a YoY comparison according to the Colombian statistics agency DANE (Departamento Administrativo Nacional de Estadistica) and a 6.7% YoY growth in November.

www.cencosud.cl

Financial Results

All figures are in Chilean pesos (CLP), except as otherwise provided, and presented in accordance with International Financial Reporting Standards (IFRS). Variations (%) refer to the comparison between the 4Q2011 and 4Q2012.

The figures and variations (%) expressed in USD were converted from Chilean pesos based on end-of-period exchange rates of CLP 519.20 and CLP 479.96 as of 4Q11 and 4Q12, respectively.

The exchange rates at the end of December 2011 and December 2012, and the variations between 4Q2011 and 4Q2012 are:

Exchange rate	12/31/2012	12/31/2011	% change Dec. 2012 vs. Dec. 2011
CLP / USD	479.96	519.20	-7.6%
CLP / AR$	97.70	120.74	-19.1%
CLP / Colombian	0.27	0.27	0%
CLP / Peruvian Nuevo Sol	188.15	193.27	-2.6%
CLP / Brazilian Real	234.98	278.23	-15.5%

Overview Q4 2012


Revenues (in USD MM)
3.626
4.450
3.860
4.379
3.571
4.647
4.229
5.377
1Q11 1Q12
2Q11 2Q12
3Q11 3Q12
4Q11 4Q12


EBITDA (in USD MM)
303
319
326
275
267
369
373
515
1Q11 1Q12
2Q11 2Q12
3Q11 3Q12
4Q11 4Q12

Figures in USD MM	Q4 2012	Q4 2011	Change (%)
Revenues	5.377	4.229	27,1%
Chile	2.201	1.753	25,6%
Brazil	1.104	810	36,2%
Argentina	1.372	1.264	8,5%
Peru	434	379	14,6%
Colombia	265	23	1073,9%
Operating Results	463	358	29,5%
Net Income	234	185	26,7%
Stores	982	825	19,0%
Selling Space (m2)	3.629.317	3.121.089	16,3%
Employees (full time-basis)	146.418	131.505	11,3%

7

www.cencosud.cl

cencosud

Consolidated Performance

Revenues

	Fourth Quarter				Twelve-Months, ended December 31th
	CLP MM as of December 31th			USD	CLP MM as of December 31th			USD
	2012	2011 Δ %		Δ %	2012	2011	Δ %	Δ %
Revenues	2.580.648	2.195.690	17,5%	27,1%	9.149.077	7.604.806	20,3%	28,5%
Supermarkets	1.886.316	1.591.197	18,5%	28,2%	6.738.171	5.556.271	21,3%	28,9%
Home Improvement	288.188	279.136	3,2%	11,7%	1.063.086	948.641	12,1%	21,2%
Department Stores	287.486	225.623	27,4%	37,8%	886.075	690.772	28,3%	38,8%
Shopping Centers	50.292	38.404	31,0%	41,7%	165.462	129.727	27,5%	38,0%
Financial Services	66.222	61.523	7,6%	16,4%	282.253	267.874	5,4%	14,0%
Others	2.143	-193	N.A.	N.A.	14.030	11.520	21,8%	31,7%

Consolidated revenues were CLP 2,581 billion in the fourth quarter of 2012, compared with CLP 2,196 billion in the fourth quarter of 2011, an 18% increase YoY. This increase was driven by the acquisitions of Prezunic and Johnson, the consolidation of the Colombian supermarket operation in December, revenues from Costanera Shopping center, positive SSS across almost all lines of retail businesses and the increase of 16% in selling area in 4Q12 versus the same period last year (selling area excludes Supermarkets Colombia).

• Supermarket revenues in 4Q12 increased 18.5% YoY, reaching CLP 1,886 billion, driven by the consolidation of Carrefour Colombia in December 2012 (CLP 116,598 million), which explains 40% of the division’s YoY variation. Additionally, the consolidation of Prezunic, positive SSS in Chile, Argentina and Peru and the opening of 78 new supermarkets in the region since December 2011, all helped drive revenue higher. Total selling space rose 10%, not including the acquisitions of Prezunic and Carrefour.

• Home Improvement revenues increased 3.2% YoY, reaching CLP 288 billion in 4Q12. The growth reflects a sales growth of 6.2% in SSS in Chile and the opening of two Easy stores (Costanera and Concepción). The results were partially offset by lower revenues from Argentina and Colombia, due to the appreciation of the Chilean peso. In the case of Argentina, even though the Company obtained double-digit SSS growth, the situation in the country has affected the construction sector of the economy, which has shown lower activity versus previous quarters. In the case of Colombia, scarcity of land and high prices in the market are also affecting the construction sector, showing a lower activity in addition to a higher competition, with an aggressive price strategy in a store located close to an Easy store.

• Department Store revenues totaled CLP 287,486 million, +27.4% YoY, driven by the consolidation of Johnson, four new Paris Stores opened since 4Q11 (Osorno, Costanera, Rancagua Centro and Quilin) and a 2.7% increase in SSS. Paris stores explain 9.2% of the sales growth and Johnson contributes with CLP 41,027 million or 14.3% of the total.

• Shopping Center revenues grew 31.0% YoY, reaching CLP 50 billion due to higher occupancy rates and sales, along with two new shopping malls (Costanera and Osorno) and the initiation of parking fees in Alto Las Condes and Osorno.

• Financial Services operations showed an increase in revenues of 7.6% YoY, totaling CLP 66 billion, reflecting higher revenues from Argentina and Peru due to a larger portfolio versus a year ago.

www.cencosud.cl

cencosud

Revenues by Business3

Revenues

as of December 2012

1,8%

3,1%

9,7%

11,6%

73,8%

Supermarkets

Home Improvement

Department Stores

Shopping Centers

Financial Services

Revenues as of December 2011

1,7% 3,5%

9,1%

12,5%

73,2%

Supermarkets

Home Improvement

Department Stores

Shopping Centers

Financial Services

Gross Margin

	Fourth Quarter				Twelve-Months, ended December 31th
	CLP MM as of December 31th			USD	CLP MM as of December 31th			USD
	2012	2011	Δ %	Δ %	2012	2011	Δ %	Δ %
Gross Profit	748.635	616.389	21,5%	31,4%	2.601.245	2.169.890	19,9%	28,2%
Supermarkets	477.383	395.646	20,7%	30,5%	1.677.762	1.378.607	21,7%	29,3%
Home Improvement	102.919	92.842	10,9%	19,9%	351.586	301.303	16,7%	26,2%
Department Stores	81.217	62.594	29,8%	40,4%	241.407	191.359	26,2%	36,5%
Shopping Centers	43.214	32.459	33,1%	44,0%	141.691	110.278	28,5%	39,0%
Financial Services	42.324	34.051	24,3%	34,5%	177.353	182.242	-2,7%	5,3%
Others	1.579	-1.203	N.A.	N.A.	11.447	6.099	87,7%	103,0%

Gross Margin (%)	29,0%	28,1%	93,7	bps	28,4%	28,5%	-10,1	bps

Gross margin for the quarter improved to 29.0% compared with 28.1% in 4Q11, due to improved margins in all our divisions, most notably in Home Improvement, Shopping Centers and Financial Services.

Cencosud Gross Margin Evolution

28.4% 29.1% 28.4% 29.0%

28.8% 28.0% 28.1% 27.6%

1Q’12 1Q’11 2Q’12 2Q’11 3Q’12 3Q’11 4Q’12 4Q’11

3Net revenues do not include revenues from the “Other” segment.

www.cencosud.cl

Gross Margin[4] by Business


Supermarkets Gross Margin Evolution
24.6%
24.6%
24.9%
25.0%
24.8%
24.8%
25.3%
24.9%
1Q'12
1Q'11
2Q'12
2Q'11
3Q'12
3Q'11
4Q'12
4Q'11


Department stores Gross Margin Evolution
25.7%
27.5%
29.6%
29.8%
24.7%
25.5%
28.3%
27.7%
1Q'12
1Q'11
2Q'12
2Q'11
3Q'12
3Q'11
4Q'12
4Q'11


Home Improvement Gross Margin Evolution
31.4%
30.8%
31.4%
31.2%
33.4%
31.4%
35.7%
33.3%
1Q'12
1Q'11
2Q'12
2Q'11
3Q'12
3Q'11
4Q'12
4Q'11


Shopping Centers Gross Margin Evolution
84.5%
84.3%
86.4%
86.9%
85.6%
84.4%
85.9%
84.5%
1Q'12
1Q'11
2Q'12
2Q'11
3Q'12
3Q'11
4Q'12
4Q'11

- Supermarkets gross margin was 25.3% in 4Q12 improving from 24.9% in 4Q11, mainly due to the improvement in the Chilean, Argentine and Peruvian gross margins and the addition of Colombian Supermarkets operations with a gross margin of 25.9%, partially offset by costs associated with the integration of Prezunic in Brazil.
- Home Improvement gross margin increased to 35.7% in 4Q12 from 33.3% in 4Q11 due to the improvement in the Chilean, Argentine and Colombian operations. In the case of Chile, the increase was due to lower expenses and costs of sales, because of higher volume discounts from suppliers compared to 2011. This is also due to the effort in consolidating suppliers at a regional level and the enhancement of private labels. In the case of Argentina, the company has managed to reduce inventory and logistic costs. Finally, the improvement in Colombian gross margin is due to better negotiations with suppliers along with lower costs in logistics.
- Department Stores gross margin increased from 27.7% in 4Q11 to 28.3% in 4Q12 reflecting a better performance of the Paris Stores partially offset by the consolidation of Johnson. Considering only Paris stores, gross margin increased from 27.7% in 4Q11 to 28.9% in 4Q12 due to a better inventory management and mix of sales. As Johnson continues to integrate its operations with Paris, its margin improvement process advances.
- Shopping Centers gross margin increased to 85.9% from 84.5% in 4Q11, due to the fact that the Chilean shopping business – with a higher gross margin than in Argentina and Peru – increased its participation in overall shopping revenues to more than 60% of the division.
- Financial Services posted an increase in gross margin, reaching 63.9% in 4Q12 versus 55.4% in 4Q11, reflecting a better margin in Chile (from 54.7% in 4Q11 to 66.0% in 4Q12), the country with the largest participation in the financial retail business. This improvement is mainly due to a smaller charge related to risk of CLP 3,370 million in the last quarter of the year. This improvement was partially offset by a lower gross margin from Argentina and Peru. In the case of Peru, the Company is building up the operation.

[4] Gross profit does not include gross profit from the "Other" segment.

10

www.cencosud.cl

cencosud

Gross Profit as of December 2012

6,8%

5,5%

9,3%

13,6%

64,8%

Supermarkets

Home Improvement

Department Stores

Shopping Centers

Financial Services

Gross Profit as of December 2011

8,4%

5,1%

8,8%

13,9%

63,7%

Supermarkets

Home Improvement

Department Stores

Shopping Centers

Financial Services

Selling, General and Administrative Expenses (SG&A)

	Fourth Quarter				Twelve-Months, ended December 31th
	CLP MM as of December 31th			USD	CLP MM as of December 31th			USD
	2012	2011	Δ %	Δ %	2012	2011	Δ %	Δ %
SG&A expenses	-581.140	-474.462	22,5%	32,5%	-2.101.821	-1.669.374	25,9%	36,2%
Supermarkets	-373.069	-309.031	20,7%	30,6%	-1.374.645	-1.086.570	26,5%	36,9%
Home Improvement	-78.396	-65.731	19,3%	29,0%	-278.043	-234.197	18,7%	28,4%
Department Stores	-63.544	-48.195	31,8%	42,6%	-221.492	-162.492	36,3%	47,5%
Shopping Centers	-10.555	-6.260	68,6%	82,4%	-30.304	-22.145	36,8%	48,0%
Financial Services	-22.646	-23.708	-4,5%	3,3%	-101.641	-90.877	11,8%	21,0%
Others	-32.930	-21.537	52,9%	65,4%	-95.695	-73.093	30,9%	41,6%
S&A Margin (%)	-22,5%	-21,6%	-91,0	bps	-23,3%	-22,0%	-131,8	Bps

SG&A expenses in 4Q12 were CLP 581,140 million, a 22.5% increase YoY, reflecting the Company’s increased revenues, the negative impact from the consolidation of Prezunic into the Brazilian supermarket operations, the consolidation of one month of the supermarkets operation in Colombia, the increase in personnel expenses in Argentina and the integration of Johnson in the Department Stores segment.

SG&A Expenses as of December 2012

5,1%

1,5%

11,0%

13,9%

68,5%

Supermarkets

Home Improvement

Department Stores

Shopping Centers

Financial Services

SG&A Expenses as of December 2011

5,7%

10,2%

1,4%

14,7%

68,1%

Supermarkets

Home Improvement

Department Stores

Shopping Centers

Financial Services

www.cencosud.cl

cencosud

Operating Income

	Fourth Quarter				Twelve-Months, ended December 31th
	CLP MM as of December 31th			USD	CLP MM as of December 31th			USD
	2012	2011	Δ %	Δ %	2012	2011	Δ %	Δ %
Operating Income	222.318	185.731	19,7%	29,5%	607.866	572.986	6,1%	14,8%
Supermarkets	107.432	86.842	23,7%	33,8%	310.221	299.557	3,6%	12,0%
Home Improvement	24.473	27.175	-9,9%	-2,6%	73.646	67.291	9,4%	18,4%
Department Stores	17.935	14.402	24,5%	34,7%	20.231	29.698	-31,9%	-26,3%
Shopping Centers	73.929	76.707	-3,6%	4,3%	210.284	164.656	27,7%	38,2%
Financial Services	19.678	10.343	90,3%	105,8%	75.811	91.418	-17,1%	-10,3%
Others	-21.129	-29.738	28,9%	-23,1%	-82.326	-79.634	-3,4%	11,8%

Operating Income 5 by Business

Operating Income as of December 2012

11,0%

30,5%

2,9%

44,9%

10,7%

Supermarkets

Home Improvement

Department Stores

Shopping Centers

Financial Services

Operating Income as of December 2011

14,0%

25,2%

4,6%

45,9%

10,3%

Supermarkets

Home Improvement

Department Stores

Shopping Centers

Financial Services

• Supermarket operating income was CLP 107,432 million in 4Q12, compared with CLP 86,842 million in 4Q11, a 23.7% increase YoY. The Company posted higher results from its Chilean and Peruvian operations in addition to the consolidation of Colombia in the month of December. This was partially offset by a lower operating income from our Argentine and Brazilian operations as a result of the consolidation of Prezunic, and lower results in GBarbosa and the effect of higher SG&A in Argentina.

• Home Improvement operating income was CLP 24,473 million in 4Q12, a decrease of 9.9% YoY, primarily due to a lower result from the Argentine and Colombian operations, partially offset by better results from the Chilean operation. Foreign subsidiaries were affected by the appreciation of the Chilean peso. In Argentina operating result reflects higher SG&A, after the raise in salary expenses after the agreement with the unions (negotiated by the Argentine government).

• Department Stores operating income in 4Q12 registered a 24.5% increase, reaching CLP 17,935 million versus CLP 14,402 million in 4Q11. The result reflects the integration of Johnson stores with a positive fourth quarter operating result of CLP 121 million. Isolating the performance of Paris Stores, operating income increased by 23.7% in 4Q12 versus the same period last year due to an adequate control of SG&A expenses despite the expenses related to the four openings mentioned above.

• Shopping Center operating income decreased 3.6% in 4Q12 versus 4Q11, reaching CLP 73,929 million, due to lower results from our operations in Argentina and Peru, partially offset by a higher operational income in Chile. In the case of Argentina and Peru, lower results stem from the appreciation of the Chilean peso, combined with a lower revaluation of investment properties in 4Q12 compared to 4Q11. In Peru the variation is also partially explained by higher SG&A mainly due to higher labor costs. The higher operational income in Chile comes from improved revenues along with better control of SG&A.

• Financial Services operating income increased 90.3% due to a better operational margin from the Chilean operations, due to a lower charge related to risk and lower costs of sales. Additionally, Argentina reflects a higher clients’ portfolio generated by higher revenues from interests and commissions. This was

5Operating income Graphics does not include income from the “Other” segment, Other income by function and Other gain (losses).

www.cencosud.cl

partially offset by a higher operational loss in the Peruvian operations reflecting the building up of the portfolio.

Non-Operating Income[6]

	Fourth Quarter			Twelve-Months, ended December 31th		
	CLP MM as of December 31th			CLP MM as of December 31th		
	2012	2011	Δ %	2012	2011	Δ %
Non Operating Income						
Participation in profit of equity method associates	2.153	3.179	-32,3%	5.640	5.779	-2,4%
Financial Income	1.326	2.611	-49,2%	8.110	10.984	-26,2%
Finance Costs	-64.705	-40.551	59,6%	-211.022	-144.136	46,4%
Income (loss) from foreign exchange variations	-6.560	197	n.a.	-2.680	-9.876	-72,9%
Result of indexation units	-9.235	-9.567	-3,5%	-25.915	-31.289	-17,2%
	-77.022	**-44.131**	**74,5%**	**-225.867**	**-168.538**	**34,0%**

In 4Q12, the Company registered a non-operating loss of CLP 77,022 million, compared to a non-operating loss of CLP 44,131 million in 4Q11. This result was mainly due to higher finance costs due to higher financial debt as a consequence of the three acquisitions and higher losses from foreign exchange variations.

Net Income

Net income for the quarter was CLP 112,319 million, a 17.1% increase versus CLP 95,898 million recorded in 4Q11 primarily due to an improvement of operating results as well as lower paid taxes, partially offset by higher financial costs and losses in income from foreign exchange variations.

EBITDA

	Fourth Quarter				Twelve-Months, ended December 31th			
	CLP MM as of December 31th			USD	CLP MM as of December 31th			USD
	2012	2011	Δ %	Δ %	2012	2011	Δ %	Δ %
EBITDA	**247.182**	**212.440**	**16,4%**	**25,9%**	**726.361**	**657.774**	**10,4%**	**19,5%**
Supermarkets	134.442	108.491	23,9%	**34,1%**	399.774	376.164	6,3%	**15,0%**
Home Improvement	29.169	31.342	-6,9%	**0,7%**	91.386	83.792	9,1%	**18,0%**
Department Stores	21.532	18.979	13,5%	**22,7%**	43.127	46.990	-8,2%	**-0,7%**
Shopping Centers	77.008	80.488	-4,3%	**3,5%**	218.533	172.735	26,5%	**36,9%**
Financial Services	20.685	11.036	87,4%	**102,8%**	79.272	94.355	-16,0%	**-9,1%**
Others	-35.655	-37.897	-5,9%	**1,8%**	-105.731	-116.263	9,1%	**-1,6%**
EBITDA Margin (%)	**9,6%**	**9,7%**	**-9,7**	**bps**	**8,0%**	**8,6%**	**-60,8**	**Bps**

Consolidated EBITDA for the quarter increased 16.4%, reaching CLP 247,182 million, compared to CLP 212,440 million in 4Q11 mainly due to a better EBITDA coming from our supermarkets, department stores and financial services divisions.

[6] Non Operating Income includes "Participation in profit or loss of equity method associates" that was previously included in Operating Income. The Chilean Superintendence of Securities and Insurance, "*Superintendencia de Valores y Seguros*" or SVS, published a new model presentation of financial Statements 2012, on March 21 2012, where by Operating Results now includes Other Gain (Losses)

13

www.cencosud.cl
cencosud

Analysis by Business and Country

Hypermarkets & Supermarkets

SUPERMARKETS SELLING SPACE
Square Meters
as of December 31

	N° of Stores	Selling space	% leased
Chile	171	238.013	63%
Argentina	264	359.917	53%
Peru	72	167.962	51%
Brazil	169	372.315	93%
Total	**676**	**1.138.207**	

HYPERMARKETS SELLING SPACE
Square Meters
as of December 31

	N° of Stores	Selling space	% leased
Chile	43	286.664	19%
Argentina	24	162.499	8%
Peru	14	90.800	43%
Brazil	36	133.583	83%
Total	**117**	**673.545**	

OTHERS SELLING SPACE
Square Meters
as of December 31

	N° of Stores	Selling space	% leased
Chile			
Argentina			
Peru			
Brazil	155	17.985	99%
Total	**155**	**17.985**	

Chile

CHILE – HYPERMARKETS & SUPERMARKETS

Nominal Same Store Sales	Q1	Q2	Q3	Q4	6M	9M	12M
2012	6.6%	5.5%	5.2%	**2.8%**	5.8%	5.6%	**4.8%**
2011	5.4%	4.4%	4.6%	**4.6%**	4.9%	4.8%	**4.7%**
2010	3.0%	4.5%	7.0%	**8.6%**	3.7%	4.9%	**5.9%**
N° Same Store Tickets[7]							
2012	9.2%	-2.5%	-1.9%	**-4.1%**	3.3%	1.5%	**0.0%**
2011	4.7%	-2.2%	-3.6%	**-2.5%**	1.2%	-0.5%	**-1.1%**
2010	-4.4%	-0.2%	-1.9%	**0.0%**	-2.3%	-2.1%	**-1.6%**
SS Average Ticket Nominal							
2012	-2.4%	7.6%	7.2%	**7.3%**	2.4%	4.0%	**4.8%**
2011	0.7%	6.7%	8.5%	**7.3%**	3.7%	5.3%	**5.8%**
2010	7.7%	4.7%	9.0%	**8.7%**	6.1%	7.1%	**7.6%**

** Measured in local currency.*


Gross Margin Evolution Supermarkets
Chile
23.3%
23.1%
24.1%
23.9%
23.9%
23.7%
25.2%
24.0%
1Q'12
1Q'11
2Q'12
2Q'11
3Q'12
3Q'11
4Q'12
4Q'11

Argentina

ARGENTINA – HYPERMARKETS & SUPERMARKETS

Nominal Same Store Sales	Q1	Q2	Q3	Q4	6M	9M	12M
2012	22.3%	19.2%	16.9%	**15.9%**	20.6%	19.6%	**18.5%**
2011	23.8%	23.0%	22.9%	**22.8%**	23.4%	23.2%	**22.5%**
2010	21.4%	25.9%	27.0%	**26.3%**	23.7%	24.8%	**25.2%**
N° Same Store Tickets							
2012	-0.8%	-0.8%	-2.0%	**1.6%**	-0.8%	-2.0%	**-0.5%**

[7] The number of tickets refers to the number of receipts.

14

www.cencosud.cl

cencosud

2011	-4.7%	-4.9%	-4.3%	**-2.4%**	-4.8%	-4.6%	**-4.1%**
2010	-2.2%	-0.9%	-1.2%	**-2.8%**	-1.5%	-1.4%	**-1.8%**
SS Average Ticket Nominal							
2012	23.3%	20.2%	19.3%	**14.2%**	21.6%	22.0%	**19.0%**
2011	29.8%	29.4%	28.5%	**25.8%**	29.6%	29.2%	**28.3%**
2010	24.1%	27.0%	28.5%	**29.9%**	25.6%	26.6%	**27.5%**

** Measured in local currency.*


Gross Margin Evolution Supermarkets
Argentina
29.4%
28.6%
30.0%
29.0%
29.2%
29.3%
29.3%
28.2%
1Q'12
1Q'11
2Q'12
2Q'11
3Q'12
3Q'11
4Q'12
4Q'11

Brazil

BRAZIL -HYPERMARKETS & SUPERMARKETS

Nominal Same Store Sales	Q1	Q2	Q3	Q4	6M	9M	12M
2012	2.6%	1.7%	-2.8%	**0.5%**	2.2%	0.5%	0.5%
2011	4.6%	3.5%	0.0%	**-0.3%**	4.0%	2.5%	1.4%
2010	11.0%	4.5%	8.2%	**5.1%**	7.6%	7.8%	7.1%
N° Same Store Tickets							
2012	-3.1%	-4.4%	-6.1%	**-5,2%**	-3.7%	-4.5%	-4.7%
2011	-2.0%	5.7%	0.9%	**-12.9%**	1.8%	1.5%	-4.4%
2010	1.6%	-4.7%	-3.5%	**-5.3%**	-1.6%	-2.2%	-3.0%
SS Average Ticket Nominal							
2012	5.9%	6.4%	3.6%	**6,0%**	6.1%	5.2%	5.4%
2011	6.7%	-2.1%	-0.9%	**14.4%**	2.2%	1.0%	6.2%
2010	9.2%	9.7%	12.2%	**10.9%**	9.4%	10.3%	10.4%

** Measured in local currency.*
** Excludes Prezunic*

BRAZIL – PREZUNIC

Nominal Same Store Sales	Q1	Q2	Q3	Q4	6M	9M	12M
2012	11,5%	10,0%	7.2%	**8.4%**	10,7%	9.5%	**9.2%**


Gross Margin Evolution Supermarkets
Brazil
22.0%
22.1%
21.6%
22.5%
21.9%
22.4%
21.3%
22.6%
1Q'12
1Q'11
2Q'12
2Q'11
3Q'12
3Q'11
4Q'12
4Q'11

Peru

PERU -HYPERMARKETS & SUPERMARKETS

Nominal Same Store Sales	Q1	Q2	Q3	Q4	6M	9M	12M
2012	8.6%	4.3%	1.8%	**2.8%**	6.4%	4.8%	**4.2%**
2011	1.7%	4.5%	10.4%	**8.7%**	3.1%	5.6%	**6.5%**
2010	-2.6%	-3.3%	-2.2%	**-1.4%**	-3.0%	-2.7%	**-2.3%**
N° Same Store Tickets							

15

www.cencosud.cl

2012	1.5%	0.2%	-1.2%	**0.8%**	0.8%	0.1%	**0.2%**
2011	-2.2%	-1.8%	0.0%	**0.8%**	-2.0%	-1.3%	**-0.8%**
2010	-0.7%	0.3%	-0.3%	**-1.9%**	-0.2%	-0.2%	**-0.7%**
SS Average Ticket Nominal							
2012	7.0%	4.1%	3.1%	**2.0%**	5.5%	4.7%	**4.0%**
2011	3.9%	6.5%	10.4%	**7.8%**	5.2%	7.0%	**7.3%**
2010	-1.9%	-3.6%	-1.9%	**0.5%**	-2.7%	-2.5%	**-1.7%**

** Measured in local currency.*


Gross Margin Evolution Supermarkets
Peru
24.7%
24.7%
24.4%
24.6%
24.2%
23.4%
26.7%
24.2%
1Q'12
1Q'11
2Q'12
2Q'11
3Q'12
3Q'11
4Q'12
4Q'11

Home Improvement Stores

HOME IMPROVEMENT SELLING SPACE

Square Meters

as of December 31

	N° of Stores	Selling space	% leased
Chile	31	299,806	22,6%
Argentina	47	388,878	23,4%
Colombia	4	34,309	75,0%
Total	**83**	**722.993**	

Chile

EASY CHILE – HOME IMPROVEMENT STORES

Nominal Same Store Sales	Q1	Q2	Q3	Q4	6M	9M	12M
2012	3.1%	7.8%	8.6%	**6.2%**	5.3%	6.4%	**6.3%**
2011	11.2%	1.7%	1.6%	**4.8%**	6.4%	4.9%	**4.9%**
2010	27.3%	27.6%	24.3%	**16.9%**	27.4%	26.4%	**23.7%**
N° Same Store Tickets							
2012	0.9%	-0.1%	1.6%	**-2.3%**	0.4%	0.8%	**0.0%**
2011	11.0%	5.1%	5.8%	**5.2%**	8.0%	7.3%	**6.7%**
2010	15.1%	15.6%	14.2%	**13.2%**	15.4%	15.0%	**14.5%**
SS Average Ticket Nominal							
2012	2.1%	7.9%	6.9%	**8.7%**	4.9%	5.5%	**6.4%**
2011	0.2%	-3.2%	-4.0%	**-0.4%**	-1.5%	-2.3%	**-1.7%**
2010	10.5%	10.4%	8.8%	**3.3%**	10.5%	9.9%	**8.1%**

** Measured in local currency.*

16

www.cencosud.cl


Gross Margin Evolution
Home Improvement Stores - Chile
26.1%
26.3%
26.3%
26.8%
27.9%
25.2%
34.0%
31.7%
1Q'12
1Q'11
2Q'12
2Q'11
3Q'12
3Q'11
4Q'12
4Q'11

Argentina

EASY ARGENTINA - HOME IMPROVEMENT STORES

Nominal Same Store Sales		Q1	Q2	Q3	Q4	6M	9M	12M
	2012	30.0%	31.0%	28.3%	**19.5%**	30.5%	29.7%	**26.6%**
	2011	28.0%	26.2%	34.2%	**38.3%**	27.1%	29.7%	**32.3%**
	2010	22.7%	29.0%	23.3%	**35.2%**	25.8%	24.9%	**27.8%**
N° Same Store Tickets								
	2012	2.8%	4.4%	-0.5%	**-8.7%**	3.6%	2.2%	**-8.6%**
	2011	1.1%	1.5%	5.0%	**10.0%**	1.3%	2.6%	**4.6%**
	2010	0.1%	2.3%	-2.0%	**3.8%**	1.1%	0.1%	**1.0%**
SS Average Ticket Nominal								
	2012	27.0%	25.5%	29.0%	**30.8%**	26.0%	27.0%	**38.5%**
	2011	26.6%	24.3%	27.8%	**25.8%**	25.5%	26.4%	**26.5%**
	2010	22.6%	26.2%	25.8%	**30.3%**	24.4%	24.8%	**26.5%**

** Measured in local currency.*
SSS does not include Blaisten stores.


Gross Margin Evolution
Home Improvement Stores - Argentina
35.3%
34.5%
35.2%
34.8%
37.2%
35.6%
37.3%
34.7%
1Q'12
1Q'11
2Q'12
2Q'11
3Q'12
3Q'11
4Q'12
4Q'11

Colombia

COLOMBIA -HOME IMPROVEMENT STORES

Nominal Same Store Sales		Q1	Q2	Q3	Q4	6M	9M	12M
	2012	11.2%	5.3%	10.2%	**-7.6%**	8.3%	8.9%	**4.1%**
	2011	6.7%	12.1%	11.6%	**13.9%**	10.3%	10.8%	**11.8%**
	2010	-0.1%	-10.9%	-3.9%	**-0.6%**	-5.7%	-5.1%	**-3.6%**
N° Same Store Tickets								
	2012	5.9%	2.3%	3.9%	**-6.6%**	4.1%	4.0%	**1.0%**
	2011	-10.9%	-10.3%	-5.5%	**-2.0%**	-10.5%	-8.5%	**-6.5%**
	2010	3.2%	-1.0%	4.5%	**0.1%**	1.1%	2.2%	**1.5%**
SS Average Ticket Nominal								
	2012	5.0%	3.0%	6.0%	**-1.0%**	4.0%	4.7%	**3.1%**
	2011	19.8%	24.9%	18.0%	**16.2%**	23.2%	21.1%	**19.6%**
	2010	-3.2%	-10.0%	-8.1%	**-0.7%**	-6.8%	-7.2%	**-4.9%**

** Measured in local currency.*

17

www.cencosud.cl


Gross Margin Evolution
Home Improvement Stores - Colombia
26.2%
28.4%
25.6%
27.5%
26.5%
27.3%
28.5%
25.0%
1Q'12
1Q'11
2Q'12
2Q'11
3Q'12
3Q'11
4Q'12
4Q'11

Department Stores

DEPARTMENT STORES CHILE SELLING SPACE
Square Meters
as of December 30

	N° of Stores	Selling space	% leased
Paris Stores	39	261.468	64%
Johnson Stores	39	115.722	97%
Total	**78**	**377.190**	

Department Store net revenues for the quarter were CLP 287,486 million, up 27.4% YoY. This growth is mainly due to the consolidation of Johnson Department Stores, which added CLP 41,027 million of sales as well as growth of 9.2% in revenues from Paris. The higher revenues from Paris stores are due to a growth of +2.7% in SSS and the opening of four new stores: Osorno, Costanera, Rancagua and Quilin (November 30).

PARIS - DEPARTMENT STORES

Nominal Same Store Sales	Q1	Q2	Q3	Q4	6M	9M	12M
2012	9.4%	5.5%	5.2%	**2.7%**	7.3%	6.6%	**5.3%**
2011	17.9%	-1.9%	3.5%	**4.7%**	6.4%	5.4%	**5.2%**
2010	11.1%	30.8%	22.4%	**15.4%**	21.7%	22.0%	**19.7%**
N° Same Store Tickets							
2012	3.3%	-0.6%	-0.1%	**0.1%**	1.4%	0.9%	**0,6%**
2011	17.4%	2.0%	-0.3%	**-0.1%**	9.4%	6.0%	**3.9%**
2010	-4.7%	21.8%	22.9%	**13.3%**	7.5%	12.5%	**12.7%**
SS Average Ticket Nominal							
2012	5.7%	6.2%	5.3%	**2.6%**	5.9%	5.6%	**4.7%**
2011	0.4%	-3.9%	3.8%	**4.8%**	-2.7%	-0.5%	**1.2%**
2010	16.5%	7.4%	-0.4%	**1.9%**	13.2%	8.4%	**6.2%**

** Measured in local currency.*
*** SSS does not include Umbrale and Foster stores.*

Gross profit for the quarter increased 29.8% YoY, to CLP 81,217 million. Gross margin increased to 28.3% in 4Q12, from 27.7% in 4Q11, as a result of the integration of Johnson, which registered a margin of 24.6% in 4Q12. This impact was partially offset by an improvement in the margin of Paris stores to 28.9% in 4Q12.


Gross Margin Evolution
Department Stores - Chile
25.7%
27.5%
29.6%
29.8%
24.7%
25.5%
28.3%
27.7%
1Q'12
1Q'11
2Q'12
2Q'11
3Q'12
3Q'11
4Q'12
4Q'11

18

www.cencosud.cl

Department Store operating income in 4Q12 was CLP 17,935 million, compared with CLP 14,402 million in 4Q11 reflecting a variation of 24.5% YoY. Considering only Paris stores, the operating result increased 23.7% in 4Q12 vs. the same period in 2011, due to an adequate control of SG&A despite the expenses related to the four openings in 2012. Additionally, the results reflect improvements in Johnson's integration that registered its first quarter with a positive operating result since its acquisition (CLP 120 million in 4Q12).

Department Store EBITDA reached CLP 21,532 million, an increase of 13.5% YoY and a margin of 7.5%. Only considering Paris stores, the margin EBITDA was 9.5% in 4Q12, which represents an EBITDA growth of 23.2%.

Shopping Centers

SHOPPING CENTERS LEASED AREA
Square Meters
as of December 31

	Nº shopping	leased area
Chile	11	430.621
Argentina	15	236.414
Peru	3	50.348
Total	**29**	**717.382**


Gross Margin Evolution
Shopping Centers Chile
89.2%
89.2%
96.7%
96.9%
92.9%
94.3%
87.3%
88.3%
1Q'12
1Q'11
2Q'12
2Q'11
3Q'12
3Q'11
4Q'12
4Q'11


Gross Margin Evolution
Shopping Centers Argentina
79.1%
77.9%
74.8%
76.5%
73.1%
72.2%
83.9%
80.9%
1Q'12
1Q'11
2Q'12
2Q'11
3Q'12
3Q'11
4Q'12
4Q'11


Gross Margin Evolution
Shopping Centers Peru
96.0%
96.0%
84.4%
75.5%
85.2%
87.7%
83.2%
84.5%
1Q'12
1Q'11
2Q'12
2Q'11
3Q'12
3Q'11
4Q'12
4Q'11

19

www.cencosud.cl

Financial Services

Chile[8]

Credit Card Loan Portfolio (USD MM)[9]

	Q1	Q2	Q3	Q4
2012	862	819	859	**938**
2011	847	881	768	**861**
2010	685	662	741	**888**

Credit Card Provisions / Loans[10]

	Q1	Q2	Q3	Q4
2012	7.6%	7.9%	8.0%	**6.9%**
2011	7.2%	7.5%	7.5%	**7.2%**
2010	11.1%	9.4%	9.5%	**7.6%**

Average loan per customer

	Q1	Q2	Q3	Q4
2012	260,853	257,918	256,281	**274,998**
2011	238,800	241,236	245,951	**274,083**
2010	218,109	219,808	215,455	**239,363**

Duration (days)

	Q1	Q2	Q3	Q4
2012	148	144	136	128
2011	161	162	158	151
2010	175	169	163	163

Monthly statements of account issued in Chile (thousands)

	Q1	Q2	Q3	Q4
2012	1,759	1,719	1,724	1,717
2011	1,826	1,825	1,819	1,759
2010	1,786	1,746	1,773	1,787

Write-Offs Net / Loans[11]

	Q1	Q2	Q3	Q4
2012	12.8%	12.2%	12.9%	12.4%
2011	6.5%	7.0%	8.2%	8.9%
2010	16.6%	15.5%	13.1%	11.9%

Write-Offs Net (MM $)

	Q1	Q2	Q3	Q4
2012	13,720	25,677	40,391	51,822
2011	6,608	14,231	25,001	36,385
2010	15,179	28,111	35,590	43,663

% Sales With Credit Cards Over Total Sales

		Q1	Q2	Q3	Q4
Hypermarkets – Chile	2012	18.0%	18.7%	18.5%	19.0%
	2011	20.5%	21.4%	20.4%	19.8%
	2010	18.7%	20.3%	22.0%	23.0%
Supermarkets – Chile	2012	7.5%	7.8%	8.4%	8.5%
	2011	8.1%	8.6%	7.9%	7.9%
	2010	7.3%	7.8%	8.8%	9.0%
Department stores – Chile	2012	46.9%	50.0%	50.0%	51.0%
	2011	50.5%	55.8%	52.6%	53.6%
	2010	49.9%	56.3%	54.8%	54.7%
Home Improvement – Chile	2012	19.6%	19.2%	19.3%	21.3%
	2011	20.7%	21.6%	20.4%	20.5%
	2010	21.8%	19.8%	20.6%	23.0%

[8] Chilean figures do not include Johnson portfolio.

[9] The loan portfolio and stock of provisions includes 100% of the portfolio in Chile, including CLP 73,563 million of the portfolio sold to Banco Paris on a monthly basis since November, 2008.

[10] The ratio Provisions / Loan does not include CLP 3,533 million of anti-cyclical provisions registered in December, which is in accordance with the best practices of the banking industry, and in line with Basil III regulations to anticipate future changes in the macroeconomic environment.

[11] Corresponds to the net write offs of recovery annualized measured over the average loan portfolio for the period.

20

www.cencosud.cl


Gross Margin Evolution
Financial Services - Chile
60.7%
78.7%
61.4%
72.1%
61.1%
62.7%
66.0%
54.1%
1Q'12
1Q'11
2Q'12
2Q'11
3Q'12
3Q'11
4Q'12
4Q'11

Argentina

Credit Card Loan Portfolio (USD MM)

		March	June	Sep	Dec
Argentina	2012	239	237	242	271
	2011	185	193	205	243
	2010	77	97	129	176

Credit Card Provisions / Loans[12]

		Q1	Q2	Q3	Q4
Argentina Risk ratio	2012	6.9%	6.0%	6.0%	6.3%
	2011	8.4%	10.0%	10.1%	7.6%
	2010	10.2%	9.3%	8.5%	7.5%

% Sales With Credit Cards Over Total Sales

		Q1	Q2	Q3	Q4
Hyper/Supermarkets	2012	7.9%	8.7%	8.7%	10.0%
	2011	6.8%	7.3%	7.9%	9.1%
	2010	4.3%	5.4%	6.7%	7.4%
Home Improvement	2012	16.0%	17.1%	16.5%	19.1%
	2011	14.9%	15.0%	15.3%	18.2%
	2010	7.2%	9.9%	13.8%	15.6%


Gross Margin Evolution
Financial Services - Argentina
74.0%
71.2%
76.3%
64.9%
75.1%
75.2%
69.9%
72.1%
1Q'12
1Q'11
2Q'12
2Q'11
3Q'12
3Q'11
4Q'12
4Q'11

Peru

% Sales With Credit Cards Over Total Sales

		Q1	Q2	Q3	Q4
Hyper/Supermarkets	2012	7.6%	8.6%	8.3%	**8.5%**
	2011	5.2%	8.1%	6.8%	**7.0%**
	2010	8.5%	8.8%	5.4%	**4.7%**

[12] Since December 2011, the Company started the write off of bad loans that are past due over 180 days, which are 100% provisioned, following the internal criteria of Cencosud. Due to the change in the criteria, the provisions/loans indicator decreased. Using comparable basis (considering in both periods the loan portfolio that is under 180 days past due), the ratios were 5.2% for December 2012 and 5.0% for December 2011.

21

www.cencosud.cl


Gross Margin Evolution
Financial Services - Peru
48.0%
48.0%
-2.2%
19.4%
42.5%
76.1%
22.1%
26.7%
1Q'12
1Q'11
2Q'12
2Q'11
3Q'12
3Q'11
4Q'12
4Q'11

Brazil

% Sales With Credit Cards Over Total Sales

		Q1	Q2	Q3	Q4
Hyper/Supermarkets-Brazil	2012	41.1%	42.3%	42.2%	44.7%
	2011	42.0%	44.0%	44.2%	43.5%
	2010	43.1%	45.1%	46.7%	47.1%

Credit Card Loan Portfolio (M Reales)

		March	June	Sep	Dec
Brazil	2012	425,992	432,652	411,920	454,243
	2011	385,201	405,635	410,605	438,790
	2010	318,685	328,995	339,600	380,637

Credit Card Provisions / Loans

		Q1	Q2	Q3	Q4
Brazil Risk ratio	2012	6.4%	7.1%	6.9%	5.8%
	2011	2.8%	3.7%	4.1%	3.9%
	2010	2.2%	2.5%	2.4%	2.3%

Capex

Cencosud's total proceeds used in investment activities amounted to CLP 1,318,008 million in 4Q12. Capex related to organic growth in 4Q12 was CLP 148,151 million, and organic Capex for the full year was CLP 584,817 million.

Store Network

In 4Q12, the Company opened 38 new stores and closed 2 stores. In Chile, the Company opened a total of 8 Santa Isabel supermarkets, and 3 Jumbo hypermarkets. Additionally Cencosud opened 1 Paris department store, 1 home improvement and closed 1 home improvement. In Argentina the company registered a net opening of 8 supermarkets. In the case of Peru, 9 supermarkets were opened. Finally, in the case of Brazil the number of new supermarkets is 7.

RECENT OPENINGS

Square Meters

Country	Business		Selling space	Status
Chile	8 Supermarkets	Santa Isabel	10.330	Opened
	3 Hypermarkets	Jumbo	8.682	Opened
	1 Home Improvement	Easy	9.508	Opened
	1 Home Improvement	Easy	1.500	Closed
	1 Department store	Paris	4.022	Opened
Argentina	9 Supermarkets	Jumbo & Disco	9.675	Opened
	1 Supermarket	Vea	271	Closed
	1 Home Improvement	Blaisten	1.000	Closed
Peru	9 Supermarkets	Wong y Metro	14.732	Opened

22

www.cencosud.cl

cencosud

Brazil 7 Supermarkets Gbarbosa, Bretas & Perini 17.803 71.981 Opened

At the end of December 2012 Cencosud operated 953 stores and 29 shopping centers, excluding supermarkets in Colombia.

The total increase of selling area in 4Q12 is 66,416 sq meters, after taking into account the remodeling of supermarkets, home improvement, department stores and shopping centers, but not including the selling space of Carrefour Colombia.

Balance Sheet Summary

Total assets increased by CLP 2,030 million to CLP 9,674 million compared with December 31, 2011. This increase is mainly due to the increase in goodwill after the acquisition of Prezunic, the third largest supermarket chain in Rio de Janeiro, Brazil and the acquisition of Carrefour Colombia.

Net debt, after netting cash and cash equivalents, as well as bank deposits and financial liabilities (including finance leases), totaled CLP 3,032 million compared to CLP 1,895 million as of December 31, 2011 due to additional debt incurred in connection with the acquisition of Prezunic.

Debt Amortization Schedule (USD million)

1.800 1.600 1.400 1.200 1.000 800 600 400 200 0

755

1623

1.250 MMUSD Bridge Loan JPM

250 MMUSD Tramo CP Bridge Loan JPM

750 USD MM Bono144A 2021

1.200 MMUSD Bono144A 2023

393

288

232

259

39

38

818

79

1280

99

118

119

102

274

49

18

113

2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031

Liabilities payable (not considering Banco Paris) increased, reaching CLP 6,057,678 million as of December with an increase compared to September 2012 and December 2011, mainly due to the financing activities for the acquisition of the second largest supermarket player in Colombia, and the investment in organic capex.

On October 17, 2012 the Company entered into a Bridge Loan of USD 2,500 million with JP Morgan to finance the acquisition of the second largest supermarket player. In December 6, 2012 the company issued a 10 year Bond 144A Reg-S for USD 1,200 million and an annual coupon rate of 4.875%. The proceeds of this issuance were used to prepay USD 1,000 million of the Bridge Loan with JP Morgan and USD 150 million to prepay the Syndicate Credit “Gbarbosa” which had January 11, 2013 as the original due date.

www.cencosud.cl

With the payment of this last credit the company is free of keeping the covenant Net Debt/EBITDA <4.25 times. The JP Morgan's Bridge Loan remainder (USD 1,500 million) will be paid with proceeds coming from the equity offering initiated February 12, 2013.

As a consequence of the operations mentioned previously, plus the consolidation of Carrefour Colombia's debt (app. USD 170 million), net financial debt, without considering banking activities increased from CLP 1,920,244 million as of December 31, 2011 to CLP 3,031,615 million for the same period in 2012, which explains the change in the financial ratios.

Financial Ratios[13]

(in times)	Dec-12	Dec-11
Financial debt / Ebitda	4.56	3.05
Financial Expense Ratio	3.43	4.99
Financial Debt / Equity	0.90	0.65
Total Liabilities / Equity	1.80	1.47
Current Assets / Current Liabilities	0.71	0.89

Please note:

- These financial ratios do not necessarily represent financial covenants associated to debt contracts and Bonds, and these are displayed for information purposes only
- The ratios shown above do not include the assets and liabilities of Cencosud's banking activities; therefore the assets and liabilities from banking activities are not considered in the Company's financial covenants.
- EBITDA used in the calculation of these ratios only consider the month of December of Jumbo supermarket operations in Colombia. According to the Company's debt contracts, the covenants which have an EBITDA calculation have to be adjusted incorporating the pro-forma EBITDA of a year of Jumbo operations in Colombia.

The Company's liquidity presents a reduction compared to the same period in December 2011, going from 0.89 times to 0.71 times the ratio "Current Assets/Current Liabilities" and the acid test maintains in 0.43 times.

Interest rate risk

As of December 31, 2012, including the cross currency swaps, 49% of the financial debt of the Company was at fixed interest rates, primarily short-term debt and bonds. The remaining percentage of debt was at variable interest rates. Of the variable-rate debt, approximately 44% was indexed to local interest rates (either by its original terms or under derivative arrangements). These percentages include all the Cross Currency Swaps. The Company's hedging policy also provides for the periodic review of exposure to exchange rate and interest rate risks.

Risks in foreign currency exchange rates

In the countries in which Cencosud operates, the majority of costs and revenues are denominated in local currencies. Accordingly, the majority of the Company's debt is denominated in local currencies. As of December 31, 2012, 57% of consolidated financial debt was denominated in US dollars; of the total financial debt in dollars, 21% was covered using Cross Currency Swaps or other Exchange rate hedges. The policy of the company consists of covering the risk caused by variations in exchange rate on the position of net payable liabilities in foreign currency through market instruments designed for such purposes. The Company's exposure to the US dollar is 14% of the total debt of the Company.

[13] The financial indicators set out do not mean they are 100% associated to financial covenants of our debt agreements and bonds. According to our debt agreements the company does not consider assets and liabilities of the banking operations.

24

www.cencosud.cl

Cash Flow Summary

As of December 2012 MM CLP	Net cash flow from operating activities	Net cash flow used in investment activities	Net cash flow from (used in) financing activities
Supermarkets	511.615	(1.840.669)	1.386.938
Shopping Centers	138.682	(169.431)	35.773
Home Improvement	59.899	(30.631)	(21.716)
Department Stores	37.800	(35.054)	11.407
Financial Service	60.778	2.526	(56.969)
Others	(90.061)	(42.991)	133.327
Consolidated	**718.715**	**(2.116.249)**	**1.488.759**

As of December 2011 MM CLP	Net cash flow from operating activities	Net cash flow used in investment activities	Net cash flow from (used in) financing activities
Supermarkets	374.510	(244.972)	(135.666)
Shopping Centers	109.944	(224.085)	120.029
Home Improvement	68.826	(25.846)	(44.814)
Department Stores	43.297	(131.119)	103.481
Financial Service	42.702	(9.779)	(21.246)
Others	(71.540)	12.048	67.824
Consolidated	**567.739**	**(623.753)**	**89.607**

Cash flows for year ended December 31, 2012 compared to year ended December 31, 2011

Taking into account our cash flows from operations, cash flows from financing activities and cash used in investing activities, we had a net cash flow of CLP 91,224 million for the year ended December 31, 2012 compared to a net cash flow of CLP 33,593 million for the year ended December 31, 2011.

Operating activities: Our net cash flows from operations increased 26.6% to CLP 718,715 million for the year ended December 31, 2012 from CLP 567,739 million for the year ended December 31, 2011. This change was primarily due to an increase in cash from operations from the Supermarket, Shopping Center as well as Home Improvement divisions, partially offset by Financial Service and Department Store divisions. The increase in cash from operations was mainly due to higher sales partially offset by higher payments to suppliers.

Investing activities: Our net cash flows from investing activities increased 239.3% to CLP (2,116,249) million for the year ended December 31, 2012 from CLP (623,753) million for the year ended December 31, 2011. This change was mainly due to an increase in cash outflows from investing from the Supermarket as well as the Home Improvement divisions. This increase in cash outflows was primarily due to 2012 acquisitions in the Supermarket division.

Financing activities: Our net cash flows from financing activities increased 1,561% for the year ended December 31, 2012 to CLP 1,488,755 million from CLP 89,607 million for the year ended December 31, 2011. This change was primarily due to an increase in cash from financing from the Supermarket, Financial Service as well as Home Improvement divisions, partially offset by the Shopping Center and Department Store divisions. Mainly the increase in cash from financing activities was due to higher proceeds from loans and bond issuance related to pay acquisitions.

Working Capital Ratios[14]

(days)	Dec-12	Dec-11
Average Period of receivables	42.3	44.6
Average Period of payables	80.3	78.8
Inventory Turnover	6.9	6.9

[14] The ratio average period of payables costs and expenses of merchandise are included. The inventory ratio considers cost of merchandise of retail businesses: supermarkets, home improvement and department stores.

25

www.cencosud.cl

cencosud

Forward Looking Statements

This earnings release contains forward-looking statements. The Company desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in this report. These forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections concerning the Company, the industries and countries in which it operates. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions. These forward-looking statements include statements with respect to the Company’s plans, strategies, beliefs and other statements that are not historical facts. These statements are based on the Company’s management’s assumptions and beliefs in light of the information currently available to them. These assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as other risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this earnings release might not occur, and the Company’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. The forward-looking statements made in this earnings release relate only to events or information as of the date on which the statements are made. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

www.cencosud.cl

cencosud

Operating Data by Business Segment and Country

Fourth Quarter

2012 2011

Number of stores (at end of period):

Supermarkets: Chile 214 189

Argentina 288 269

Brazil 205 152

Peru 86 74

Supermarkets subtotal 793 684

Home Improvement: Chile 31 29

Argentina 47 48

Colombia 4 4

Home Improvement subtotal 82 81

Department Stores: Chile 78 35

Department Stores subtotal 78 35

Shopping Centers: Chile 11 9

Argentina 15 14

Peru 3 2

Shopping Centers subtotal 29 25

Total 982 825

Total selling space (at end of period)

Supermarkets: Chile 524.677 463.834

Argentina 522.416 502.682

Brazil 505.898 380.845

Peru 258.762 233.331

Supermarkets subtotal 1.811.752 1.580.692

Home Improvement: Chile 299.806 276.325

Argentina 388.878 391.485

Colombia 34.309 35.360

Home Improvement subtotal 722.993 703.170

Department Stores: Chile 377.190 272.388

Department Stores subtotal 377.190 272.388

Shopping Centers: Chile 430.621 282.693

Argentina 236.414 227.396

Peru 50.348 54.750

Shopping Centers subtotal 717.382 564.839

Total 3.629.317 3.121.089

Average selling space per store:

Supermarkets: Chile 2.452 2.454

Argentina 1.814 1.869

Brazil 2.468 2.506

Peru 3.009 3.153

2.285 2.311

Home Improvement: Chile 9.671 9.528

Argentina 8.274 8.156

Colombia 8.577 8.840

8.817 8.681

www.cencosud.cl

cencosud

Department Stores: Chile 4.836 7.783

4.836 7.783

Shopping Centers: Chile 39.147 31.410

Argentina 15.761 16.243

Peru 16.783 27.375

24.737 22.594

www.cencosud.cl

CENCOSUD S.A.
OPERATING DATA BY BUSINESS SEGMENT AND COUNTRY (cont)

		Fourth Quarter		Twelve-Months, ended December 31th	
Average sales per store (in CLP$ millions):		2012	2011	2012	2011
Supermarkets:	Chile	2.705	2.753	9.617	9.662
	Argentina	1.600	1.701	6.083	5.776
	Brazil	2.581	2.772	10.220	10.211
	Peru	2.337	2.592	8.333	8.439
	Supermarkets subtotal	**2.379**	**2.326**	**8.497**	**8.123**
Home Improvement:	Chile	3.573	3.390	12.915	12.672
	Argentina	3.547	3.523	13.191	11.287
	Colombia	2.679	2.933	10.682	9.845
	Home Improvement subtotal	**3.514**	**3.446**	**12.964**	**11.712**
Department Stores:	Chile	3.686	6.446	11.360	19.736
	Department Stores subtotal	**3.686**	**6.446**	**11.360**	**19.736**
Shopping Centers:	Chile	2.750	2.011	8.463	7.167
	Argentina	1.207	1.346	4.365	4.262
	Peru	648	729	2.301	2.783
	Shopping Centers subtotal	**1.734**	**1.536**	**5.706**	**5.189**
Sales per square meter (in CLP$ millions):		2012	2011	2012	2011
Supermarkets:	Chile	1,10	1,12	3,92	3,94
	Argentina	0,88	0,91	3,35	3,09
	Brazil	1,05	1,11	4,14	4,08
	Peru	0,78	0,82	2,77	2,68
	Supermarkets subtotal	**1,04**	**1,01**	**3,72**	**3,52**
Home Improvement:	Chile	0,37	0,36	1,34	1,33
	Argentina	0,43	0,43	1,59	1,38
	Colombia	0,31	0,33	1,25	1,11
	Home Improvement subtotal	**0,40**	**0,40**	**1,47**	**1,35**
Department Stores:	Chile	0,76	0,83	2,35	2,54
	Department Stores subtotal	**0,76**	**0,83**	**2,35**	**2,54**
Shopping Centers:	Chile	0,07	0,06	0,22	0,23
	Argentina	0,08	0,08	0,28	0,26
	Peru	0,04	0,03	0,14	0,10
	Shopping Centers subtotal	**0,07**	**0,07**	**0,23**	**0,23**
Increase (decrease) in Nominal Same Store Sales in LOCAL CURRENCY		2012	2011	2012	2011
Supermarkets:	Chile	2,8%	4,6%	4,8%	4,7%
	Argentina	15,9%	22,8%	18,5%	22,5%
	Brazil	0,5%	-0,3%	0,5%	1,4%
	Peru	2,8%	8,7%	4,2%	6,5%
Home Improvement Stores:	Chile	6,2%	4,8%	6,3%	4,9%
	Argentina	19,5%	38,3%	26,6%	32,3%
	Colombia	-7,6%	13,9%	4,1%	11,8%
Department Stores:	Chile	2,7%	4,7%	5,3%	5,2%

29

www.cencosud.cl

cencosud

CONSOLIDATED INCOME DATA

(In millions of Chilean pesos as of December 31th, 2012)

	Fourth Quarter			Twelve-Months, ended December 30th		
	2012 CLP MM	2011 CLP MM	Δ%	2012 CLP MM	2011 CLP MM	Δ%
Net revenues	**2,580,648**	**2,195,690**	**17.5%**	**9,149,077**	**7,604,806**	**20.3%**
Cost of sales	**(1,832,012)**	**(1,579,301)**	**16.0%**	**(6,547,832)**	**(5,434,917)**	**20.5%**
Gross profit	**748,635**	**616,389**	**21.5%**	**2,601,245**	**2,169,890**	**19.9%**
Selling and administrative expenses	(581,140)	(474,462)	22.5%	(2,101,821)	(1,669,374)	25.9%
Other income by function	45,183	50,805	-11.1%	107,110	85,128	25.8%
Other gain (Losses)	9,640	(7,001)	n.a.	1,332	(12,659)	n.a.
Operating income	**222,318**	**185,731**	**19.7%**	**607,866**	**572,986**	**6.1%**
Participation in profit or loss of equity method associates	2,153	910	32.3%	5,640	5,779	-2.4%
Financial Income	1,326	2,460	-49.2%	8,110	10,984	-26.2%
Finance Costs [for Non-Financial Activities]	(64,705)	(34,301)	59.6%	(211,022)	(144,136)	46.4%
Income (loss) from foreign exchange variations	(6,560)	(8,116)	n.a.	(2,680)	(9,876)	-72.9%
Result of indexation units	(9,235)	(4,945)	-3.5%	(25,915)	(31,289)	-17.2%
Non-operating income (loss)	**(77,022)**	**(43,993)**	**74.5%**	**(225,867)**	**(168,538)**	**34.0%**
Income before income taxes	**145,296**	**141,600**	**2.6%**	**381,999**	**404,448**	**-5.6%**
Income taxes	(32,977)	(45,703)	-27.8%	(109,190)	(119,556)	-8.7%
Profit (Loss)	**112,319**	**95,898**	**17.1%**	**272,809**	**284,892**	**-4.2%**
Profit (Loss) Attributable to Equity Holders of Parent	**112,876**	**93,496**	**20.7%**	**269,959**	**274,333**	**-1.6%**
Profit (Loss) Attributable to Minority Interest	(558)	2,402	-123.2%	2,851	10,559	-73.0%
Net income per share	45,0	41.3	9.0%	107.7	121.2	-11.1%
Number of shares outstanding (in millions)	2,507	2,264		2,507	2,254	
Cash Flow Data						
Net cash provided by (used in):						
Operating activities	407,192	231,610	75.8%	718,715	567,739	26.6%
Financing activities	1,059,213	(2,808)	n.a.	1,488,759	89,607	1561.4%
Investing activities	(1,330,064)	(291,094)	356.9%	(2,116,249)	(623,753)	239.3%
Other Financial Information						
Organic Capex	(148,151)	(220,745)	-32.9%	(584,817)	(616,336)	-5.1%
Acquisitions	(1,171,090)	(21,576)	5327.7%	(1,533,173)	(21,576)	7005.8%
Depreciation	38,506	32,899	17.0%	141,450	120,174	17.7%
Revalued	(40,666)	(48,002)	-15.3%	(98,663)	72,798	n.a.
EBITDA	**247,182**	**212,440**	**16.4%**	726,361	**657,774**	**10.4%**
Adjusted EBITDA	**222,311**	**173,808**	**27.9%**	**656,323**	**626,141**	**4.8%**

Financial Ratios						
Gross margin	29,0%	28,1%	0,9Pt	28,4%	28,5%	-0,10Pt
Operating margin	8,6%	8,5%	0,2Pt	6,6%	7,5%	-0,89Pt
Net margin	3,7%	4,4%	-0,7Pt	2,8%	3,7%	-1,0Pt
EBITDA margin	**9,6%**	**9,7%**	**-0,1Pt**	**7,9%**	**8,6%**	**-0,7Pt**
Adjusted EBITDA (Foreign exchange variations)	**8,6%**	**7,9%**	**0,7Pt**	**7,2%**	**8,2%**	**-1,1Pt**

30

www.cencosud.cl

CENCOSUD S.A. - SELECTED FINANCIAL DATA BY BUSINESS SEGMENT

(In millions of Chilean pesos as of December 31th, 2012)

	Fourth Quarter			Twelve-Months, ended December 31th		
	2012 CLP MM	2011 CLP MM	D %	2012 CLP MM	2011 CLP MM	D %
Net Revenues:	**2.580.648**	**2.195.690**	**17,5%**	**9.149.077**	**7.604.806**	**20,3%**
Supermarkets	1.886.316	1.591.197	18,5%	6.738.171	5.556.271	21,3%
Home improvement	288.188	279.136	3,2%	1.063.086	948.641	12,1%
Department stores	287.486	225.623	27,4%	886.075	690.772	28,3%
Shopping centers	50.292	38.404	31,0%	165.462	129.727	27,5%
Financial services	66.222	61.523	7,6%	282.253	267.874	5,4%
Others	2.143	(193)	1210,4%	14.030	11.520	21,8%
Cost of Good:	**(1.832.012)**	**(1.579.301)**	**16,0%**	**(6.547.832)**	**(5.434.917)**	**20,5%**
Supermarkets	(1.408.934)	(1.195.551)	17,8%	(5.060.408)	(4.177.664)	21,1%
Home improvement	(185.269)	(186.294)	-0,6%	(711.500)	(647.337)	9,9%
Department stores	(206.269)	(163.029)	26,5%	(644.668)	(499.413)	29,1%
Shopping centers	(7.079)	(5.946)	19,1%	(23.771)	(19.449)	22,2%
Financial services	(23.898)	(27.471)	-13,0%	(104.901)	(85.632)	22,5%
Others	(565)	(1.010)	44,1%	(2.583)	(5.421)	52,4%
Gross Profit:	**748.635**	**616.389**	**21,5%**	**2.601.245**	**2.169.890**	**19,9%**
Supermarkets	477.383	395.646	20,7%	1.677.762	1.378.607	21,7%
Home improvement	102.919	92.842	10,9%	351.586	301.303	16,7%
Department stores	81.217	62.594	29,8%	241.407	191.359	26,2%
Shopping centers	43.214	32.459	33,1%	141.691	110.278	28,5%
Financial services	42.324	34.051	24,3%	177.353	182.242	-2,7%
Others	1.579	(1.203)	231,2%	11.447	6.099	-87,7%
SG&A Expenses:	**(581.140)**	**(474.462)**	**22,5%**	**(2.101.821)**	**(1.669.374)**	**25,9%**
Supermarkets	(373.069)	(309.031)	20,7%	(1.374.645)	(1.086.570)	26,5%
Home improvement	(78.396)	(65.731)	19,3%	(278.043)	(234.197)	18,7%
Department stores	(63.544)	(48.195)	31,8%	(221.492)	(162.492)	36,3%
Shopping centers	(10.555)	(6.260)	68,6%	(30.304)	(22.145)	36,8%
Financial services	(22.646)	(23.708)	-4,5%	(101.641)	(90.877)	11,8%
Others	(32.930)	(21.537)	52,9%	(95.695)	(73.093)	30,9%
Operating Income:	**222.318**	**185.731**	**19,7%**	**607.866**	**572.986**	**6,1%**
Supermarkets	107.432	86.842	23,7%	310.221	299.557	3,6%
Home improvement	24.473	27.175	-9,9%	73.646	67.291	9,4%
Department stores	17.935	14.402	24,5%	20.231	29.698	-31,9%
Shopping centers	73.929	76.707	-3,6%	210.284	164.656	27,7%
Financial services	19.678	10.343	90,3%	75.811	91.418	-17,1%
Others	(21.129)	(29.738)	28,9%	(82.326)	(79.634)	-3,4%
EBITDA:	**247.182**	**212.440**	**16,4%**	**726.361**	**657.774**	**10,4%**
Supermarkets	134.442	108.491	23,9%	399.774	376.164	6,3%
Home improvement	29.169	31.342	-6,9%	91.386	83.792	9,1%
Department stores	21.532	18.979	13,5%	43.127	46.990	-8,2%
Shopping centers	77.008	80.488	-4,3%	218.533	172.735	26,5%
Financial services	20.685	11.036	87,4%	79.272	94.355	-16,0%
Others	(35.655)	(37.897)	5,9%	(105.731)	(116.263)	9,1%

31

www.cencosud.cl

CENCOSUD S.A. - SELECTED FINANCIAL DATA BY BUSINESS SEGMENT AND COUNTRY

(In millions of Chilean pesos as of December 31th, 2012)

		Fourth Quarter			Twelve-Months, ended December 31th		
		2012 CLP MM	2011 CLP MM	D %	2012 CLP MM	2011 CLP MM	D %
Supermarkets:	Chile	578.949	520.363	11,3%	2.057.976	1.826.056	12,7%
	Argentina	460.687	457.643	0,7%	1.751.869	1.553.663	12,8%
	Brazil	529.074	421.354	25,6%	2.095.104	1.552.064	35,0%
	Peru	201.008	191.837	4,8%	716.624	624.488	14,8%
	Colombia	116.598	-	n/a	116.598	-	n/a
	Subtotal	**1.886.316**	**1.591.197**	**18,5%**	**6.621.573**	**5.556.271**	**19,2%**
Home Improvement:	Chile	110.755	98.310	12,7%	400.375	367.483	9,0%
	Argentina	166.717	169.094	-1,4%	619.985	541.778	14,4%
	Colombia	10.716	11.732	-8,7%	42.727	39.380	8,5%
	Subtotal	**288.188**	**279.136**	**3,2%**	**1.063.086**	**948.641**	**12,1%**
Department Stores:	Chile	287.486	225.623	27,4%	886.075	690.772	28,3%
	Subtotal	**287.486**	**225.623**	**27,4%**	**886.075**	**690.772**	**28,3%**
Shopping Centers:	Chile	30.248	18.096	67,2%	93.091	64.501	44,3%
	Argentina	18.100	18.851	-4,0%	65.468	59.661	9,7%
	Peru	1.944	1.458	33,4%	6.903	5.565	24,0%
	Subtotal	**50.292**	**38.404**	**31,0%**	**165.462**	**129.727**	**27,5%**
Financial Services:	Chile	50.667	50.627	0,1%	223.726	222.560	0,5%
	Argentina	10.099	8.592	17,5%	41.238	31.915	29,2%
	Brazil	774	-580	N.A.	3.676	4.657	-21,1%
	Peru	4.682	2.884	62,3%	13.614	8.741	55,7%
	Subtotal	**66.222**	**61.523**	**7,6%**	**282.253**	**267.874**	**5,4%**
Others:	Chile	-1.573	-2.999	-47,5%	1.125	-340	-430,6%
	Argentina	2.852	2.260	26,2%	10.589	8.910	18,8%
	Peru	865	546	58,3%	2.316	2.951	-21,5%
	Subtotal	**2.143**	**-193**	**n.a.**	**14.030**	**11.520**	**21,8%**
TOTAL NET REVENUES		**2.580.648**	**2.195.690**	**17,5%**	**9.032.479**	**7.604.806**	**18,8%**
Supermarkets:	Chile	-433.193	-395.417	9,6%	-1.560.272	-1.392.974	12,0%
	Argentina	-325.839	-328.633	-0,9%	-1.235.669	-1.107.113	11,6%
	Brazil	-416.212	-326.106	27,6%	-1.639.792	-1.204.386	36,2%
	Peru	-147.245	-145.396	869,0%	-538.231	-473.191	951,2%
	Colombia	-86.445			-86.445		
	Subtotal	**-1.408.934**	**-1.195.551**	**17,8%**	**-5.060.408**	**-4.177.664**	**19,1%**
Home Improvement:	Chile	-73.145	-67.144	8,9%	-285.325	-265.945	7,3%
	Argentina	-104.463	-110.350	-5,3%	-394.867	-352.610	12,0%
	Colombia	-7.660	-8.800	-12,9%	-31.308	-28.782	8,8%
	Subtotal	**-185.269**	**-186.294**	**-0,6%**	**-711.500**	**-647.337**	**9,9%**
Department Stores:	Chile	-206.269	-163.029	26,5%	-644.668	-499.413	29,1%
	Subtotal	**-206.269**	**-163.029**	**26,5%**	**-644.668**	**-499.413**	**29,1%**
Shopping Centers:	Chile	-3.846	-2.122	81,2%	-8.201	-5.097	60,9%
	Argentina	-2.906	-3.597	-19,2%	-14.499	-13.578	6,8%
	Peru	-327	-226	n.a.	-1.071	-774	n.a.
	Subtotal	**-7.079**	**-5.946**	**19,1%**	**-23.771**	**-19.449**	**22,2%**
Financial Services:	Chile	-17.209	-22.960	-25,0%	-83.598	-71.604	16,8%
	Argentina	-3.042	-2.396	27,0%	-10.787	-9.347	15,4%
	Peru	-3.646	-2.115	72,4%	-10.516	-4.681	124,6%
	Subtotal	**-23.898**	**-27.471**	**-13,0%**	**-104.901**	**-85.632**	**22,5%**
Others:	Chile	-158	-285	-44,8%	-536	-1.680	-68,1%
	Argentina	-160	-558	-71,3%	-1.697	-2.677	-36,6%
	Peru	-247	-167	237,8%	-350	-1.064	142,8%
	Subtotal	**-565**	**-1.010**	**-44,1%**	**-2.583**	**-5.421**	**-52,4%**
TOTAL COST OF SALES		**-1.832.012**	**-1.579.301**	**16,0%**	**-6,547, 832**	**-5.434.917**	**18,9%**
Supermarkets:	Chile	145.757	124.946	16,7%	497.704	433.082	14,9%
	Argentina	134.847	129.010	4,5%	516.200	446.551	15,6%
	Brazil	112.862	95.248	18,5%	455.312	347.678	31,0%

32

www.cencosud.cl

	Peru	53.763	46.441	15,8%	178.393	151.296	17,9%
	Colombia	30.153	-	0,0%	30.153	-	0,0%
	Subtotal	**477.383**	**395.646**	**20,7%**	**1.677.762**	**1.378.607**	**21,7%**
Home Improvement:	Chile	37.610	31.166	20,7%	115.050	101.537	13,3%
	Argentina	62.254	58.743	6,0%	225.117	189.168	19,0%
	Colombia	3.055	2.933	4,2%	11.419	10.598	7,7%
	Subtotal	**102.919**	**92.842**	**10,9%**	**351.586**	**301.303**	**16,7%**
Department Stores:	Chile	81.217	62.594	29,8%	241.407	191.359	26,2%
	Subtotal	**81.217**	**62.594**	**29,8%**	**241.407**	**191.359**	**26,2%**
Shopping Centers:	Chile	26.402	15.973	65,3%	84.889	59.404	42,9%
	Argentina	15.195	15.254	-0,4%	50.970	46.084	10,6%
	Peru	1.617	1.231	31,4%	5.832	4.791	21,7%
	Subtotal	**43.214**	**32.459**	**33,1%**	**141.691**	**110.278**	**28,5%**
Financial Services:	Chile	33.458	27.667	20,9%	140.129	150.957	-7,2%
	Argentina	7.057	6.195	13,9%	30.451	22.569	34,9%
	Brazil	774	-580	-233,3%	3.676	4.657	-21,1%
	Peru	1.035	769	34,6%	3.097	4.060	-23,7%
	Subtotal	**42.324**	**34.051**	**24,3%**	**177.353**	**182.242**	**-2,7%**
Others:	Chile	-1.731	-3.285	-47,3%	589	-2.020	-129,2%
	Argentina	2.692	1.702	58,1%	8.891	6.233	42,7%
	Peru	618	379	63,0%	1.966	1.887	4,2%
	Subtotal	**1.579**	**-1.203**	**-231,2%**	**11.447**	**6.099**	**87,7%**
TOTAL GROSS PROFIT		**748.635**	**616.389**	**21,5%**	**2.601.245**	**2.169.890**	**19,9%**

CENCOSUD S.A.
CONSOLIDATED BALANCE SHEETS
(In millions of Chilean pesos as of December 31th, 2012)

	Dec 2012 MM CLP	Dec 2011 MM CLP	Δ%
Current Assets:			
Cash and Cash Equivalents	237.721	145.062	63,9%
Other Financial Assets, Current	68.167	221.929	-69,3%
Other Non-Financial Assets, Current	9.992	12.259	-18,5%
Trade and Other Receivables, Net, Current	1.060.333	929.869	14,0%
Accounts receivable from related parties, Current	324	82	293,1%
Inventories	926.762	769.472	20,4%
Tax Assets, Current	31.270	6.962	349,1%
Total Current Assets	**2.334.567**	**2.085.636**	**11,9%**
Non-Current Assets:			
Other Financial Assets, Non-Current	41.007	46.980	-12,7%
Other Non-Financial Assets, Non-Current	38.268	35.052	9,2%
Trade and Other Receivables, Net, Non-Current	142.306	194.444	-26,8%
Equity Method Accounted Investments in Associates	42.272	38.830	8,9%
Intangible Assets, Net	544.512	526.688	3,4%
Capital gain	1.824.973	1.013.309	80,1%
Property, Plant and Equipment, Net	2.977.838	2.228.529	33,6%
Investment Property	1.471.344	1.310.143	12,3%
Current tax assets, Non-Current	4.826	0	
Deferred Tax Assets	252.087	164.478	53,3%
Total Non-Current Assets	**7.339.432**	**5.558.452**	**32,0%**
TOTAL ASSETS	**9.674.000**	**7.644.088**	**26,6%**

	Dec 2012 MM CLP	Dec 2011 MM CLP	Δ%
Current Liabilities:			
Other Financial Liabilities, Current	1.179.132	597.877	97,2%

33

www.cencosud.cl

Trade and Other Payables, Current	1.902.396	1.533.784	24,0%
Notes and accounts payable to related companies, Current	974	1.448	-32,7%
Provisions, Current	22.624	17.981	25,8%
Current Tax Payables	46.798	40.490	15,6%
Current provisions for employee benefits	78.800	68.650	14,8%
Other Non-Financial Liabilities, Current	84.317	71.050	18,7%
Total Current Liabilities	**3.315.041**	**2.331.280**	**42,2%**
Non-Current Liabilities:			
Other Financial Liabilities, Non-Current	2.359.501	1.868.586	26,3%
Trade and Other Payables, Non-Current	7.411	11.151	-33,5%
Provisions, Non-Current	111.321	81.772	36,1%
Deferred Tax Liabilities	397.606	317.971	25,0%
Other Non-Financial Liabilities, Non current	70.909	82.722	-14,3%
Total Non-Current Liabilities	**2.946.747**	**2.362.201**	**24,7%**
Equity:			
Issued Capital	1.551.812	927.804	67,3%
Issued Premium	477.341	477.341	0,0%
Other Reserves	-484.364	-202.722	138,9%
Retained Earnings (Accumulated Losses)	1.866.746	1.660.433	12,4%
Equity Attributable to Equity Holders of Parent	**3.411.534**	**2.862.856**	**19,2%**
Minority Interest	678	87.750	-99,2%
Total Equity	**3.412.212**	**2.950.606**	**15,6%**
TOTAL EQUITY AND LIABILITIES	**9.674.000**	**7.644.088**	**26,6%**

Reconciliation of Non-IFRS Measures to (Profit/Loss)

This earnings release makes reference to certain non-IFRS measures, namely EBIT, EBITDA and Adjusted EBITDA. These non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company' results of operations from management's perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes. EBITDA represents EBIT plus depreciation and amortization expense. Adjusted EBITDA represents EBITDA as further adjusted to reflect items set forth in the table below. We have included EBIT, EBITDA and Adjusted EBITDA to provide investors with a supplemental measure of our operating performance.

We believe EBIT, EBITDA and Adjusted EBITDA are an important supplemental measure of operating performance because they eliminate items that have less bearing on our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We also believe that securities analysts, investors and other interested parties frequently use EBITDA in the evaluation of issuers, many of which present EBITDA when reporting their results.

Our management also uses EBITDA and Adjusted EBITDA in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, assess our ability to meet our future debt service, capital expenditure and working capital requirements and assess our ability to pay dividends on our capital stock.

34

www.cencosud.cl

cencosud

EBIT, EBITDA and Adjusted EBITDA have important limitations as analytical tools. For example, neither EBIT, EBITDA nor Adjusted EBITDA reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments or distributions to our parent to make payments with respect to taxes attributable to us that represent a reduction in cash available to us. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.

We believe that the presentation of the non-IFRS measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBIT, EBITDA and Adjusted EBITDA only supplementally. In addition, because other companies may calculate EBITDA and Adjusted EBITDA differently than we do, EBITDA may not be, and Adjusted EBITDA as presented in this report is not, comparable to similarly titled measures reported by other companies.

A reconciliation of our profit (loss) attributable to controlling shareholders, the most directly comparable IFRS financial measure, to EBITDA and to Adjusted EBITDA is set forth below:

Profit (Loss) Financial Income Finance Costs [for Non-Financial Activities] Income taxes Depreciation EBITDA	Fourth Quarter 2012 2011 D% MM CLP MM CLP 112.319 95.898 17,1% 1.326 2.611 -49,2% -64.705 -40.551 59,6% -32.977 -45.703 -27,8% -38.506 -32.899 17,0% 247.182 212.440 16,4%	Twelve-Months, ended December 31th 2012 2011 D% MM CLP MM CLP 272.309 284.892 -4,2% 8.110 10.984 -26,2% -211.022 -144.136 46,4% -109.190 -119.556 -8,7% -141.450 -120.174 17,7% 726.361 657.774 10,4%

Quarter ended December 31, 2012 (in millions of Ch$) Information by Segment Supermarkets Sh. Centers H. Improvement Profit (loss) attributable to controlling shareholders 107.439 76.175 24.473 Profit attributable to non-controlling shareholders 0 0 0 Net Income 107.439 76.175 24.473 Financial Expense (net) 0 0 0 Income Tax Charge 0 0 0 EBIT 107.439 76.175 24.473 Depreciation and Amortization 27.003 833 4.696 EBITDA 134.442 77.008 29.169 Exchange differences 0 0 0 Increase on Revaluation of Investment Properties (1) 0 (40.666) 0 (Losses) gains from indexation 0 0 0 Adjusted EBITDA 134.442 36.342 29.169 Twelve months ended December 31, 2012 (in millions of Ch$) Information by Segment Supermarket Sh. Centers H. Improvement Profit (loss) attributable to controlling shareholders 310.320 215.927 73.646 Profit attributable to non-controlling shareholders 0 0 0 Net Income 310.320 215.927 73.646 Financial Expense (net) 0 0 0 Income Tax Charge 0 0 0 EBIT 310.320 215.927 73.646

D. Stores 17.935 0 17.935 0 0 17.935 3.598 21.532 0 0 0 21.532 D. Stores 20.231 0 20.231 0 0 20.231	Financial Services 19.677 0 19.677 0 0 19.677 1.008 20.685 0 0 0 20.685 Financial Services 75.808 0 75.808 0 0 75.808	Other (132.823) (558) (133.381) 63.380 32.977 (37.024) 1.369 (35.655) 6.560 0 9.235 - 19.859 Other (425.973) 2.851 (423.122) 202.912 109.190 (111.020)	Consolidated Total 112.876 (558) 112.319 63.380 32.977 208.676 38.506 247.182 6.560 (40.666) 9.235 222.311 Consolidated Total 269.959 2.851 272.809 202.912 109.190 584.911

www.cencosud.cl

Depreciation and Amortization	89.454	2.606	17.740	22.896	3.464	5.290	141.450
EBITDA	**399.774**	**218.533**	**91.386**	**43.127**	**79.272**	**(105.731)**	**726.361**
Exchange differences	0	0	0	0	0	2.680	2.680
Increase on Revaluation of Investment Properties (1)	0	(98.633)	0	0	0	0	(98.633)
(Losses) gains from indexation	0	0	0	0	0	25.915	25.915
Adjusted EBITDA	**399.774**	**119.900**	**91.386**	**43.127**	**79.272**	**-77.136**	**656.323**

Quarter ended December 31, 2011 (in millions of Ch$)

Information by Segment	Supermarket	Sh. Centers	H. Improvement	D. Stores	Financial Services	Other	Consolidated Total
Profit (loss) attributable to controlling shareholders	86.891	79.840	27.175	14.402	10.345	(125.157)	93.496
Profit attributable to non-controlling shareholders	0	0	0	0	0	2.402	2.402
Net Income	**86.891**	**79.840**	**27.175**	**14.402**	**10.345**	**(122.755)**	**95.898**
Financial Expense (net)	0	0	0	0	0	(37.940)	(37.940)
Income Tax Charge	0	0	0	0	0	(45.703)	(45.703)
EBIT	**86.891**	**79.840**	**27.175**	**14.402**	**10.345**	**(39.113)**	**179.540**
Depreciation and Amortization	21.600	648	4.168	4.577	690	1.216	32.899
EBITDA	**108.491**	**80.488**	**31.342**	**18.979**	**11.036**	**(37.897)**	**212.440**
Exchange differences	0	0	0	0	0	197	197
Increase on Revaluation of Investment Properties (1)	0	48.002	0	0	0	0	48.002
(Losses) gains from indexation	0	0	0	0	0	(9.567)	(9.567)
Adjusted EBITDA	**108.491**	**32.487**	**31.342**	**18.979**	**11.036**	**28.527**	**173.808**

Twelve months ended December 31, 2011 (in millions of Ch$)

Information by Segment	Supermarket	Sh. Centers	H. Improvement	D. Stores	Financial Services	Other	Consolidated Total
Profit (loss) attributable to controlling shareholders	299.605	170.391	67.291	29.698	91.418	(384.070)	274.333
Profit attributable to non-controlling shareholders	0	0	0	0	0	10.559	10.559
Net Income	**299.605**	**170.391**	**67.291**	**29.698**	**91.418**	**(373.511)**	**284.892**
Financial Expense (net)	0	0	0	0	0	(133.152)	(133.152)
Income Tax Charge	0	0	0	0	0	(119.556)	(119.556)
EBIT	**299.605**	**170.391**	**67.291**	**29.698**	**91.418**	**(120.804)**	**537.599**
Depreciation and Amortization	76.559	2.344	16.501	17.292	2.937	4.541	120.174
EBITDA	**376.164**	**172.735**	**83.792**	**46.990**	**94.355**	**(116.263)**	**657.774**
Exchange differences	0	0	0	0	0	(9.876)	(9.876)
Increase on Revaluation of Investment Properties (1)	0	72.798	0	0	0	0	72.798
(Losses) gains from indexation	0	0	0	0	0	(31.289)	(31.289)
Adjusted EBITDA	**376.164**	**99.937**	**83.792**	**46.990**	**94.355**	**75.098**	**626.141**

36